May 24, 2010

Via Facsimile, EDGAR and Overnight Mail

Mr. Paul Cline
Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549-4561

RE:  Home Federal Bancorp, Inc. Comment Letter dated April 28, 2010

Dear Mr. Cline:

This letter sets forth the responses of Home Federal Bancorp, Inc. (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 28, 2010, in connection with the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2009.

The relevant text of the Staff’s comments has been included in this letter. The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.

•
Please refer to our previous comments 1 through 3 in our letter dated March 31, 2010 and provide additional specific detail as to how you applied ASC 310-30 to your loan portfolio. In your response to our comments, you state that you did not evaluate loans individually in the acquisition and development and construction portfolios unless they were adversely classified or on non-accrual status. We understand the regulatory definitions of the classifications of substandard, doubtful and loss. However, the guidance in ASC 310-30 specifically requires an evaluation on a loan by loan basis to determine whether or not a purchased loan falls into its scope. Please tell us the following information:

a)	Whether you individually evaluated the loans in any of your other portfolios.

Response:

We engaged an independent firm to assist us with our review of acquired loans in September and October 2009. This review covered $95.9 million of the $142.3 million acquired. An independent review was completed in April 2010 that covered $80.1 million of loans, including $10.3 million not previously reviewed by this firm. We additionally performed routine monthly reviews of acquired loans through our normal credit management process.To clarify our previous response, we did in fact review many loans that were not accounted for under ASC 310-30 as of the acquisition date. However, we did not initially subject any loans that were not internally rated substandard or on nonaccrual status on the date of acquisition to ASC 310-30.

b)	Why you believe your accounting for your purchased loans was appropriate given the explicit guidance in ASC 310-30 to apply its guidance on a loan by loan basis.

Response:

As we note in our previous response and in our response to a) herein, we believe our accounting was appropriate and justified by performing internal reviews of loans acquired and by engaging an independent firm to assist us with the identification of loans that evidenced credit deterioration at the date of acquisition. We did not apply ASC 310-30 to pools of loans in the acquired portfolio, rather we

Mr. Paul Cline
Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
May 24, 2010

                        applied ASC 310-30 on a loan by loan basis within the population of internally rated substandard and nonaccrual status loans.

•
Whether you would have determined that a loan currently performing would fall into the scope of ASC 310-30 given the declines in collateral value and anticipated defaults upon maturity mentioned in your response. We note that you state these loans would not qualify for financing based on your stringent underwriting quality. Please tell us whether you believe the borrowers are of sufficient credit quality to find financing elsewhere, particularly in light of the failure of the borrowers to meet your credit quality standards.

Response:

Our criteria for scoping loans into ASC 310-30 focused on evidence of credit deterioration on the date of acquisition. We recorded an allowance for loan losses under ASC 450-20 to provide a reserve for unidentifiable losses at the date of acquisition.  Further review and analysis of the loan portfolio indicates approximately $12.2 million of additional loans should be accounted for under ASC 310-30. These loans have been subsequently downgraded to a substandard classification based on recent information that was not available to us at the acquisition date but implies credit deterioration existed at the acquisition date. Ongoing reviews of the acquired loan portfolio may identify additional loans are subject to ASC 310-30.

We have disclosed in our filings we estimated fair values of loans on the date of acquisition and that Statement of Financial Accounting Standards (“FAS”) 141 prescribes an “allocation period” to identify and measure the fair value of the assets acquired and the liabilities assumed in a business combination, which typically extends up to 12 months from the acquisition date. We have continued to review the acquired loans and have aggregated loss experience since the acquisition and intend to record adjustments to the original estimated fair values at acquisition. These adjustments include the identification of loans that, due to subsequently obtained information, possess evidence of credit deterioration on the date of acquisition but were not originally included in our accounting under ASC 310-30.  Based on information currently available to us, we preliminarily estimate the impact of allocation period adjustments to be a reduction of $5.6 million on the acquisition date allowance for loan losses.  The majority of this reduction is related to the identification of additional ASC 310-30 loans, which will result in a reclassification from the allowance to purchase discounts.  However, we are still in the process of obtaining appraisals and estimating loss rates; therefore, this adjustment is subject to change.

We cannot ascertain the ability of our borrowers to obtain financing elsewhere as we cannot speak to the underwriting standards or risk appetite of other financial institutions.

•	Whether you would have a materially different outcome had you applied ASC 310-30 on a loan by loan basis and provide us with your materiality analysis.

As stated, we did in fact apply ASC 310-30 on a loan by loan basis. We did not apply “pooling” as prescribed by ASC 310-30-15-6. Adjustments to estimated fair values and the determination of additional loans that should be subject to ASC 310-30 will be finalized before the 12 month allocation period ends.

Mr. Paul Cline
Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
May 24, 2010

Should you have any questions concerning the foregoing, please do not hesitate to contact the undersigned at (208) 468-5156 or by email at enadeau@myhomefed.com.

Sincerely,

/s/Eric S. Nadeau

Eric S. Nadeau
Executive Vice President
Chief Financial Officer
Home Federal Bancorp, Inc.

cc:           Rebekah Blakeley Moore, Staff Accountant